UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-42004

NEWGENIVF GROUP LIMITED

36/39-36/40, 13th Floor, PS Tower

Sukhumvit 21 Road (Asoke)

Khlong Toei Nuea Sub-district

Watthana District, Bangkok 10110

Thailand

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Appointment of New Director

On November 29, 2024, NewGenIvf Group Limited (the “Company”) appointed Tam, Chun Wa to the Company’s Board of Directors (the “Board”).

Mr. Tam will serve as an independent director. In addition, Mr. Tam has been named to the Audit Committee of the Board.

Following the appointment of Mr. Tam, the Board consists of five members and the current composition of the committees of the Board is as follows: (i) the Audit Committee consists of Foo, Yip Eng Jeremy, Au, Hok Man Jefferson, and Tam, Chun Wa, with Au, Hok Man Jefferson serving as the Chairperson of the Audit Committee, (ii) the Compensation Committee consists of Foo, Yip Eng Jeremy, Siu, Wing Fung Alfred, and Fong, Hei Yue Tina, with Siu, Wing Fung Alfred serving as the Chairperson of the Compensation Committee, and (iii) the Nominating and Governance Committee consists of Siu, Wing Fung Alfred, Fong, Tina Hei Yue, and Au, Hok Man Jefferson, with Siu, Wing Fung Alfred serving as the Chairperson of the Nominating and Governance Committee.

Mr. Tam is currently the chief financial officer, the company secretary, and the authorised representative of China Asia Valley Group Limited since December 2023. Mr. Tam was appointed as an independent non-executive director of Green Energy Group Limited on 24 August 2011. Mr. Tam was also the chief financial officer, the company secretary and the authorised representative of Perfect Group International Holdings Limited from February 2017 to November 2023. The shares of these three companies are listed on the Main Board of the Stock Exchange with stock codes 63, 979 and 3326 respectively. He was the executive director of Chinasing Investment Holdings Limited from February 2009 to August 2015, a company whose shares were listed on the Main Board of Singapore Exchange Limited.

Mr. Tam obtained a Master degree of Business Administration from the University of Sydney. Mr. Tam is also a member of Hong Kong Institute of Certified Public Accountants, CPA (Australia) and Institute of Singapore Chartered Accountants. Mr. Tam has more than 30 years in the areas of auditing, accounting, tax, investment banking and company secretarial work.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 3, 2024

NewGenIvf Group Limited

By:	/s/ Wing Fung Alfred Siu
Name:	Wing Fung Alfred Siu
Title:	Chairman of the Board and Director

2